UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-180905
333-210246
333-231820
333-180905-01
333-210246-01
333-231820-01
ANIXTER INTERNATIONAL INC.
ANIXTER INC.
(Exact name of registrant as specified in its charter)
2301 Patriot Blvd.
Glenview, IL 60026
(224) 521-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
5.125% Senior Notes due 2021
5.50% Senior Notes due 2023
6.00% Senior Notes due 2025
Guarantees of 5.125% Senior Notes due 2021
Guarantees of 5.50% Senior Notes due 2023
Guarantees of 6.00% Senior Notes due 2025
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
5.125% Senior Notes due 2021: Fewer than 300
5.50% Senior Notes due 2023: Fewer than 300
6.00 % Senior Notes due 2025: Fewer than 300
Guarantees of 5.125% Senior Notes due 2021: Fewer than 300
Guarantees of 5.50% Senior Notes due 2023: Fewer than 300
Guarantees of 6.00 % Senior Notes due 2025: Fewer than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of the undersigned registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 22, 2020	ANIXTER INC.

	By:	/s/ David S. Schulz
	Name:	David S. Schulz
	Title:	Vice President

Date: July 22, 2020	ANIXTER INC.
As successor by merger to Anixter International Inc.

	By:	/s/ David S. Schulz
	Name:	David S. Schulz
	Title:	Vice President